

February 17, 2011

Charles R. Morrison
Chief Executive Officer
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

      Re: Pizza Inn, Inc.
              Form 10-K for Fiscal Year Ended June 27, 2010
              Filed September 16, 2010
              File No. 0-12919

Dear Mr. Morrison:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              /s/ William H. Thompson

              William Thompson
              Accounting Branch Chief